UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with an extraordinary general meeting of shareholders (the “Meeting” or “Extraordinary General Meeting”) of DirectBooking Technology Co., Ltd. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice and Proxy Statement of Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card
99.3	Third Amended and Restated Memorandum of Association

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: March 16, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director

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